SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               Ashland Coal, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   043906 10 6
       -----------------------------------------------------------------
                                 (CUSIP Number)


                                 Jeffry N. Quinn
                            Arch Mineral Corporation
                                  CityPlace One
                         St. Louis, Missouri 63141-7056
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 April 16, 1997
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               Page 1 of 12 Pages

                                  SCHEDULE 13D
                                  ------------
CUSIP No. 043906 10 6

1)    NAME OF REPORTING PERSON                  Arch Mineral Corporation
                                                ------------------------
      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON                       43-0921172
                                                ------------------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                 OO (see Item 3)
                                                      ---------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                   [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
                                                      --------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                       0
                                                ---------

      8)    SHARED VOTING POWER                 12,116,186  (See Item 5)
                                                ------------------------

      9)    SOLE DISPOSITIVE POWER                  0
                                                ---------

      10)   SHARED DISPOSITIVE POWER            12,116,186  (See Item 5)
                                                ------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON             12,116,186  (See Item 5)
                                                ------------------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*             [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                        66.9% (See Item 5)
                                                ------------------

14)   TYPE OF REPORTING PERSON                        CO
                                                      --

                               Page 2 of 12 Pages

            This Amendment to Schedule 13D amends the Schedule 13D (the "Schedule 13D") dated April 14, 1997 of Arch Mineral Corporation as described below.

            The third paragraph under the caption "Item 3. Source and Amount of Funds or Other Consideration." of the Schedule 13D is hereby deleted, and the following is hereby added after the second paragraph thereunder:

            Carboex International, Ltd. ("Carboex"), a stockholder of Ashland Coal, has entered into a Voting Agreement, dated as of April 16, 1997 (the "Carboex Voting Agreement" and, together with the Voting Agreement, the "Voting Agreements"), pursuant to which Carboex has agreed to vote its shares of Class C Preferred Stock, par value $100 per share, of Ashland Coal for the approval and adoption of the Merger Agreement and in favor of the Merger and to grant to the Company, upon the Company's request, its irrevocable proxy to vote such shares in such manner. A copy of the Carboex Voting Agreement is filed as Exhibit 7.3 to this Statement and specifically incorporated by reference herein.

            Pursuant to the Voting Agreements, the consideration given by the Company in connection with the execution and performance thereof was its entering into the Merger Agreement and incurring the obligations set forth therein.

            The  third   paragraph   under  the  caption  "Item  4.  Purpose  of
Transaction." of the Schedule 13D is hereby deleted.

            The first two paragraphs under the caption "Item 5. Interest in Securities of the Issuer." of the Schedule 13D are hereby amended and restated in their entireties as follows:

            By virtue of the Voting Agreements, pursuant to which (i) Ashland Inc. has agreed with the Company that it will vote, and grant to the Company, at the Company's request, a proxy with respect to 7,529,686 shares of Ashland Coal Common Stock and 150 shares of Ashland Coal Class B Preferred Stock owned by Ashland Inc., and (ii) Carboex has agreed with the Company that it will vote, and grant to the Company, at the Company's request, a proxy with respect to the 100 shares of Ashland Coal Class C Preferred Stock owned by Carboex, the Company may be deemed to have shared power to vote such shares. Included among the 12,116,186 shares of Ashland Coal Common Stock reported as beneficially owned by the Company are the 7,529,686 shares reported above, an additional 2,751,900 shares of Ashland Coal Common Stock that would be issuable upon conversion of 150 shares of Ashland Coal Class B

                            Page 3 of 12 Pages

      Preferred Stock, and an additional 1,834,600 shares of Ashland Coal Common Stock that would be issuable upon conversion of 100 shares of Ashland Coal Class C Preferred Stock. Each share of Ashland Coal Class B Preferred Stock and Class C Preferred Stock is convertible into 18,346 shares of Ashland Coal Common Stock and the holder thereof is entitled to cast 18,346 votes on matters submitted to a vote of Ashland Coal stockholders.

            By virtue of the Voting Agreements, pursuant to which each of Ashland Inc. and Carboex has also agreed with the Company that it will not dispose of such shares, the Company may be deemed to have shared power to dispose of such shares. Such shares represent approximately 66.9% of the combined voting power of Ashland Coal Common Stock and Ashland Coal Preferred Stock outstanding on April 4, 1997.

            The following is hereby added under the caption "Item 7. Material To Be Filed As Exhibits.":

            7.3 Voting Agreement, dated as of April 16, 1997, by and between Arch Mineral Corporation and Carboex International, Ltd. (Filed herewith.)

                            Page 4 of 12 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ARCH MINERAL CORPORATION



                                    By:  /s/Jeffry N. Quinn
                                         ------------------------------
                                          Signature


                                          Jeffry N. Quinn
                                          Senior Vice President,
                                          Secretary and General Counsel
                                          ------------------------------
                                          Name and Title


Date: April 24, 1997

                            Page 5 of 12 Pages

                                  EXHIBIT INDEX

Exhibit
No.               Description
-------           -----------

7.3 Voting Agreement, dated as of April 16, 1997, by and between Arch Mineral Corporation and Carboex International, Ltd.


                            Page 6 of 12 Pages

                                VOTING AGREEMENT



            THIS VOTING AGREEMENT, dated as of April 16, 1997, by and between Arch Mineral Corporation., a Delaware corporation ("AMC"), and the stockholder identified on the signature page hereof (the "Stockholder");

                                   WITNESSETH:

            WHEREAS, the Stockholder, as of the date hereof, is the owner of or has the sole right to vote the number of shares of Common Stock, par value $.01 per share ("Common Stock"), Class B Preferred Stock, par value $100 per share ("Class B Preferred Stock") and/or Class C Preferred Stock, par value $100 per share ("Class C Preferred Stock" and, together with Common Stock and Class B Preferred Stock, "Capital Stock") of Ashland Coal, Inc., a Delaware corporation (the "Company"), set forth below the name of the Stockholder on the signature page hereof (the "Shares"); and

            WHEREAS, in reliance upon the execution and delivery of this Agreement, AMC will enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with the Company and AMC Merger Corporation which provides, among other things, that upon the terms and subject to the conditions thereof the Company will become a wholly owned subsidiary of AMC (the "Merger"); and

            WHEREAS, to induce AMC to enter into the Merger Agreement and to incur the obligations set forth therein, the Stockholder is entering into this Agreement pursuant to which the Stockholder agrees to vote in favor of the Merger, and to make certain agreements with respect to the Shares upon the terms and conditions set forth herein;

            NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

            Section 1. Voting of Shares; Proxy. (a) The Stockholder agrees that until the earlier of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the date on which the Merger Agreement is terminated (the earliest thereof being hereinafter referred to as the "Expiration Date"), the Stockholder shall vote all Shares owned by the Stockholder at any meeting of the Company's stockholders (whether annual or special and whether or not an adjourned meeting) for adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger as such Merger Agreement may be modified or amended from time to time. Any such vote shall be cast in

                               Page 7 of 12 Pages
accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

            (b) At the request of AMC, the Stockholder, in furtherance of the transactions contemplated hereby and by the Merger Agreement, and in order to secure the performance by the Stockholder of its duties under this Agreement, shall promptly execute, in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law, and deliver to AMC, an irrevocable proxy, substantially in the form of Annex A hereto, and irrevocably appoint AMC or its designees, with full power of substitution, its attorney and proxy to vote all of the Shares owned by the Stockholder in respect of any of the matters set forth in, and in accordance with the provisions of Section 1(a). The Stockholder acknowledges that the proxy executed and delivered by it shall be coupled with an interest, shall constitute, among other things, an inducement for AMC to enter into the Merger Agreement, shall be irrevocable and shall not be terminated by operation of law or upon the occurrence of any event.

            Section 2. Covenants of the Stockholder. The Stockholder covenants and agrees for the benefit of AMC that, until the Expiration Date, it will:

            (a) not sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or other than as expressly contemplated by the Merger Agreement, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of the Shares owned by it or any interest therein; and

            (b) other than as expressly contemplated by this Agreement, not grant any powers of attorney or proxies or consents in respect of any of the Shares owned by it, deposit any of the Shares owned by it into a voting trust, enter into a voting agreement with respect to any of the Shares owned by it or otherwise restrict the ability of the holder of any of the Shares owned by it freely to exercise all voting rights with respect thereto.

            Section 3. Covenants of AMC. AMC covenants and agrees for the benefit of the Stockholder that (a) immediately upon execution of this Agreement, it shall enter into the Merger Agreement, and (b) until the Expiration Date, it shall use best efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement, consistent with the terms and conditions of each such Agreement; provided, however, that nothing in this Section 3, Section 12 or any other provision of this Agreement is intended, nor shall it be construed, to limit or

                               Page 8 of 12 Pages
in any way restrict AMC's right or ability to exercise any of its rights under the Merger Agreement.

            Section 4. Representations and Warranties of the Stockholder. The Stockholder represents and warrants to AMC that: (a) the execution, delivery and performance by the Stockholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which the Stockholder is bound; (b) this Agreement has been duly executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms; (c) the Stockholder is the sole owner of or has the sole right to vote the Shares and the Shares represent all shares of Capital Stock which the Stockholder is the sole owner of or has the sole right to vote at the date hereof, and the Stockholder does not have any right to acquire, nor is it the "beneficial owner" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, any other shares of any class of capital stock of the Company or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of the Company; (d) the Stockholder has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and (e) the Stockholder owns the Shares free and clear of all liens, claims, pledges, charges, proxies, restrictions, encumbrances, proxies, voting trusts and voting agreements of any nature whatsoever other than as provided by this Agreement and other than the Restated Shareholders Agreement among Ashland Inc., Carboex International, Ltd. and the Company dated December 12, 1991, as amended August 6, 1993. The representations and warranties contained herein shall be made as of the date hereof and as of each day from the date hereof through and including the Effective Time (as defined in the Merger Agreement).

            Section 5. Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, merger (other than the Merger) recapitalization, reclassification, conversion, combination, exchange of shares or the like of any of the Capital Stock of the Company on, of or affecting the Shares or (b) that the Stockholder shall become the beneficial owner of any additional shares of Capital Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1, then the terms of this Agreement shall apply to the shares of Capital Stock or other instruments or documents held by the Stockholder immediately following the effectiveness of the events described in clause (a) or the Stockholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Shares hereunder.

                               Page 9 of 12 Pages

            Section 6. Specific Performance. The Stockholder acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, AMC would not enter into the Merger Agreement, and acknowledges that damages would be an inadequate remedy for any breach by it of the provisions of this Agreement. Accordingly, the Stockholder and AMC each agree that the obligations of the parties hereunder shall be specifically enforceable and neither party shall take any action to impede the other from seeking to enforce such right of specific performance.

            Section 7. Notices. All notices, requests, claims, demands and other communications hereunder shall be effective upon receipt (or refusal of receipt), shall be in writing and shall be delivered in person, by telecopy or telefacsimile, by telegram, by next-day courier service, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the Stockholder at the address listed on the signature page hereof, and to AMC at Suite 300, CityPlace One, St. Louis, Missouri 63141, Attention: Secretary, telecopy number
(314) 994-2734, or to such other address or telecopy number as any party may have furnished to the other in writing in accordance herewith.

            Section 8. Binding Effect; Survival. Upon execution and delivery of this Agreement by AMC, this Agreement shall become effective as to the Stockholder at the time the Stockholder executes and delivers this Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

            Section 9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

            Section 10. Counterparts. This Agreement may be executed in two counterparts, both of which shall be an original and both of which together shall constitute one and the same agreement.

            Section 11. Effect of Headings. The Section headings herein are for convenience of reference only and shall not affect the construction hereof.

            Section 12. Additional Agreements; Further Assurance. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. The Stockholder will provide AMC with all documents which may reasonably be requested by AMC and will take reasonable steps to

                              Page 10 of 12 Pages
enable AMC to obtain fully all rights and benefits provided it hereunder.

            Section 13. Amendment; Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by AMC and the Stockholder, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to depart therefrom.

            IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.



                                          ARCH MINERAL CORPORATION



                                          By /s/ Jeffry N. Quinn

                                             --------------------------

                                          Name:  Jeffry N. Quinn

                                          Title:  Senior Vice President



CARBOEX INTERNATIONAL LIMITED
Name of Stockholder


By:  /s/Juan A. Ferrando
      -------------------------
            Director

Address:    Sasoon Building

            Shirley Street & Victoria Avenue

            P. O. Box N-272, Nassau - Bahamas

Number of Shares:

             0         (Common Stock)
      ---------------

             0         (Class B Preferred Stock)
      ---------------

            100        (Class C Preferred Stock)
      ---------------


                              Page 11 of 12 Pages

                                                                         ANNEX A

                                 [Form of Proxy]

                                IRREVOCABLE PROXY



            In order to secure the performance of the duties of the undersigned pursuant to the Voting Agreement, dated as of ____________, 1997 (the "Voting Agreement"), between the undersigned and Arch Mineral Corporation, a Delaware corporation, a copy of such agreement being attached hereto and incorporated by reference herein, the undersigned hereby irrevocably appoints ________________ and ___________________, and each of them, the attorneys, agents and proxies, with full power of substitution in each of them, for the undersigned and in the name, place and stead of the undersigned, in respect of any of the matters set forth in clauses (i) and (ii) of Section 1 of the Voting Agreement, to vote or, if applicable, to give written consent, in accordance with the provisions of said Section 1 and otherwise act (consistent with the terms of the Voting Agreement) with respect to all shares of Common Stock, par value $.01 per share, Class B Preferred Stock, par value $100 per share, and Class C Preferred Stock, par value $100 per share (the "Shares"), of Ashland Coal, Inc., a Delaware corporation (the "Company"), whether now owned or hereafter acquired, which the undersigned is or may be entitled to vote at any meeting of the Company held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto. This Proxy is coupled with an interest, shall be irrevocable and binding on any successor in interest of the undersigned and shall not be terminated by operation of law or upon the occurrence of any event. This Proxy shall operate to revoke any prior proxy as to the Shares heretofore granted by the undersigned. This Proxy shall terminate on __________, 1997. This Proxy has been executed in accordance with Section 212(e) of the Delaware General Corporation Law.



Dated:____________________                _______________________



                              Page 12 of 12 Pages